SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Earnings Release | 4Q14

4Q14 Conference Call

March 02, 2015

> 9:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 11:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 92909360
+55-11-3127-4999 (USA)
Code: 57880758
IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Phone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: 408,066,162[1]
Average daily trading volume (90 days[2]):
R$13.6 million

(1) Including 29,881,286 treasury shares
(2) Until December 31, 2014

Gafisa 60 ANOS

GAFISA RELEASES 4Q14 AND 2014 RESULTS

FOR IMMEDIATE RELEASE São Paulo, February 27, 2015

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter and year ended December 31, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

Despite a challenging environment, the Company remained focused on maintaining operating performance, increasing profitability, and generating shareholder value in 2014.

Last year, we made further headway in managing our working capital. By streamlining the production cycle, we were able to shorten overall construction time and strengthen the financial management of that construction. We also increased both the quality and speed of the transfer process and completed almost all legacy projects from the Tenda segment, thereby improving the management of our capital employed. This allowed us to begin 2015 in a strong position and keep pace with the business cycle, despite current economic uncertainty in Brazil.

In this context, we would like to note the sound performance of Gafisa and Tenda’s projects during the year and their contribution to the Company’s consolidated results. The adjusted gross margin reached 33.2% in 2014, around 2 percentage points higher than a year ago. The Gafisa segment maintained consistent results with an adjusted gross margin of 35.4% in the year. The Tenda segment benefited from the consolidation of its New Business Model and consequent larger contribution of new projects to results. It ended the year with an adjusted gross margin of 26.9%, which is broadly in line with guidance of 28-30%, and significantly higher than 2013.

Last year was impacted by several one-off events, including the World Cup at the end of 1H14, uncertainty and turbulence around the presidential elections at the end of the year, and continuing economic stagnation in Brazil. These factors resulted in challenging conditions in various sectors, including the real estate market, creating a slowdown in demand; especially in the medium- and high-income brackets. Consequently, the Gafisa segment is being very selective in the development and launch of products in order to prioritize stable levels of profitability. The segment is also maintaining a conservative stance towards new investments.

Full year Gafisa segment launches totaled R$1.0 billion, which is slightly below guidance of R$1.1 – R$1.2 billion. Given the uncertainty in the economic environment and a lower level of consumer confidence, the Gafisa segment chose to postpone the launch of some of its planned projects in the hopes of better market conditions in 2015. This strategy is also expected to result in higher levels of profitability, consistent with the Company's expectations. It is also aligned with increased market risk and conservatism regarding the use of available cash.

For the Gafisa segment, the past year was another important step in the consolidation of its production cycle. From an operational point of view, we ended the year with strong delivery volumes, including 23 projects/phases, corresponding to 3,806 units, and transfers of R$1.6 billion. The result reflects the increasing level of control and efficiency in the segment’s operations. Currently, Gafisa has 41 own projects under management which are all within contractual deadlines, confirming our commitment to clients.

Gafisa segment ended the year with turnover in the portfolio of approximately R$2.3 billion, of which R$143.1 million is related to projects outside the Rio-São Paulo area, a 47.5% decrease y-o-y. It is worth noting the more long-term and balanced profile of the Gafisa segment’s inventory, with a high composition of total inventory (63.2%) scheduled for delivery from 2016 onwards. These factors combined enable greater flexibility in the sale of these units.

Looking ahead to 2015, given the likely continuation of the current economic scenario, we expect

2

to maintain a more conservative approach, particularly with regards to the placement of new products in the market. Priority will be given to those projects with higher liquidity, in order to achieve a good level of sales and profitability. Efforts made in the last two years, including the restoration of our landbank and the achievement of a higher level of operational efficiency and balance, gives us comfort over the development of the business plan for the year.

Turning to the Tenda segment, last year was a defining point in the turnaround process. Having focused on the delivery of the remaining units of legacy projects, we ended the year with only three such construction sites, equivalent to 2,593 thousand units in construction, which we expect to be completed by the end of the first half of 2015. This compares with nearly 31 thousand outstanding units in early 2012. Another key advance for the Tenda segment in 2014 was the performance and high volume of deliveries on New Model projects. Last year 9 projects / phases totaling 1,700 units and R$ 213.8 million in PSV were delivered. All were launched in 2013 under the New Model. It is noteworthy that in these first successful deliveries and other new projects under construction, Tenda achieved the profitability drivers established for the operation of the New Model projects: adjusted gross margin was consistent and above the floor of 28%; average monthly VSO was between 5-7%; and following the change to the accounting criteria for sales in October, the level of cancellations is expected to be around 15% of total gross sales.

In 2014, the Tenda segment launched 14 projects, totaling R$613.3 million in PSV, in line with launch guidance for the year. Tenda continues to believe in the resilience of its market in the face of a more uncertain economic scenario. Demand in the low income housing segment remains strong thanks to low unemployment and continued access to credit.

For the coming year, Tenda continues to seek increased scale through growth in launches and the implementation of strategies to ensure the achievement of solid sales velocity. Tenda will also actively seek out new businesses, taking advantage of the opportunities created by the general market environment. Consistent results on the New Model projects reinforce our confidence in the business plan for 2015.

Consolidated Gafisa and Tenda launch volumes reached R$241.5 million in the quarter and R$1.6 billion in the year. Net pre-sales were R$303.9 million and R$1.2 billion in the year. Adjusted gross profit was R$190.1 million, with a margin of 30.2% in the quarter. On a full year basis, adjusted gross profit totaled R$713.3 million, with a margin of 33.2%, above the prior year.

We are consistently seeking greater efficiency and productivity in the business cycle in both segments. In 2014, this led to a 19.9% year-over-year drop in the level of selling, general and administrative expenses, due to the reforms implemented over the past two years.

Consolidated net income was R$8.0 million in the fourth quarter, comprising Gafisa’s net income of R$36.8 million, and a loss at Tenda of R$28.8 million. For the full year 2014, net income was negative R$42.5 million, as Gafisa reported net income of R$66.9 million and Tenda reported a loss of R$109.4 million.

Again, we highlight the Company's cash generation throughout the year. We ended 4Q14 with operating cash flow of R$ 103.1 million, reaching R$ 298.6 million in the year, reflecting: (i) the sound performance of the transfer process, with approximately R$ 1.7 billion transferred to financial institutions in the year; and (ii) the greater assertiveness and control of our business cycle. Free cash flow was positive again, reaching R$38.3 million and totaling R$81.0 million in the year. Total cash generation excludes certain non-recurring effects such as share repurchases and expenses related to the Alphaville transaction, which impacted the full year of 2014.

At the end of 2014, the net debt/equity ratio was slightly higher than the previous quarter, reaching 47.1%. Excluding project financing, net debt/equity totaled a negative ratio of 19.0%.

The spinoff process is ongoing. The brands are currently operating independently, with their own structures that reflect the specifics of their business models. We continue to work with partners and bankers in order to advance the separation of financial products that have already been

3

structured, as well as to open specific credit lines for each company.

Finally, we would like to note the initiatives taken in 2014 to remunerate our shareholders. During the year, the Company distributed to its shareholders, in the form of interest on capital and dividends, approximately R$163.1 million, or R$0.40 per share, representing a cash yield of 17.9% compared to the year-end stock price. In addition, since the beginning of 2013, and in-line with the policy of maximizing shareholder value through the various buyback programs open throughout the period, we disbursed approximately R$208.7 million in the acquisition of nearly 73.2 million shares, of which 57.5 million have been canceled. In early February, a new share repurchase program comprising 27 million shares was opened. It should be noted that despite the volume repurchased, the Company reaffirms its commitment to capital discipline, limiting the implementation of the new program to a net debt/equity ratio of 60%.

Over the last year, Gafisa and Tenda both strengthened their operational and financial cycles, positioning them for challenges in the market environment in 2015. The Gafisa segment, with consistent performance and streamlined operations, is focused on improving its level of capital employed. The Tenda segment is ready to increase the volume of new projects, backed by strong results obtained in the projects launched under the New Model. The Company continues to advance guided by the objectives of profitability and value creation, capital discipline, and its intention to maintain and improve results over the coming year.

Sandro Gamba

Chief Executive Officer – Gafisa S.A.

Rodrigo Osmo

Chief Executive Officer – Tenda S.A.

4

FINANCIAL RESULTS

  Net revenue recognized by the “PoC” method was R$490.9 million in the Gafisa segment and R$158.3 million in the Tenda segment. This resulted in consolidated revenue of R$649.3 million in the fourth quarter, a reduction of 7.9% year on year, and of 31.4% from the previous quarter. In the 12M14, net revenue reached R$2.2 billion, 13.3% lower than 2013.
  Adjusted gross profit for 4Q14 was R$196.1 million, down from R$266.9 million in 4Q13 and higher than R$179.9 million in the previous quarter. Adjusted gross margin reached 30.2% versus 37.9% in the prior-year period and 36.4% in the 3Q14. Gafisa’s contribution was an adjusted gross profit of R$150.8 million, with an adjusted margin of 30.7%, while Tenda’s contribution was R$45.3 million, with a margin of 28.6% in 4Q14. For 2014, consolidated adjusted gross profit was R$713.3 million, and adjusted gross margin was 33.2%.
  Adjusted EBITDA was R$71.7 million in 4Q14. The Gafisa segment reported adjusted EBITDA of R$81.8 million, while the Tenda segment’s adjusted EBITDA was negative R$30.9 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect. At the end of 12M14, consolidated adjusted EBITDA reached R$261.5 million. Consolidated EBITDA margin reached 11.0% in 4Q14 and 12.2% in 12M14.
  The Company reported a positive net income of R$8.0 million in the fourth quarter. Gafisa reported a net profit of R$36.8 million, including the R$20.7 million contribution from Alphaville, while Tenda reported a loss of R$28.8 million. In the 12M14, the net loss reached R$42.5 million. Gafisa reported a net profit of R$66.9 million while Tenda reported a net loss of R$109.4 million.
  Operating cash generation reached R$103.1 million in the 4Q14 and R$298.6 million in the 12M14. In the 4Q14, the Company recorded net cash generation of R$38.3 million, ending the year with free cash flow of R$81.0 million.

OPERATING RESULTS

  Launches totaled R$241.5 million in the 4Q14, exclusively due to 6 Tenda projects, compared to R$510.4 million in 3Q14. In 12M14, R$1.6 billion worth of projects were launched. The Gafisa segment accounted for R$1.0 billion, while the Tenda segment launched the remaining R$613.3 million.
  Consolidated pre-sales totaled R$303.9 million in the 4Q14, of which R$177.3 million related to Gafisa and R$126.6 million to Tenda, compared to consolidated sales of R$618.1 million in the 4Q13. In the 12M14, consolidated sales reached R$1.2 billion, with R$811.0 million in the Gafisa segment and R$395.9 million in the Tenda segment. Consolidated sales from launches in the year represented 49.5% of the total, while sales from inventory comprised the remaining 50.5%.
  Consolidated sales over supply (SoS) reached 8.9% in 4Q14, compared to 6.7% in 3Q14 and 18.5% in 4Q13. For the quarter, SoS was 7.2% at Gafisa and 13.3% at Tenda. Over the past 12 months, Gafisa’s SoS was 26.1%, while Tenda’s was 32.3%.
  Consolidated inventory at market value decreased R$85.3 million in the quarter, reaching R$3.1 billion. Gafisa’s inventory reached R$2.3 billion and Tenda’s inventory totaled R$828.7 million.
  Throughout the fourth quarter, the Company delivered 15 projects/phases, totaling 3,036 units, representing R$726.2 million in PSV. The Gafisa segment delivered 1,412 units, while the Tenda segment delivered the remaining 1,624 units. In 2014, 53 projects/phases and 10,070 units were delivered, reaching a total PSV of R$2.3 billion.

5

ANALYSIS OF RESULTS

Gafisa Segment

Revenue Growth, Alphaville Results and Reduction in Administrative Expenses

The results of the last quarter of the year were highlighted by the combination of revenue growth, as the Company started to recognize results from projects launched in 2014, and the increase in Alphaville’s contribution, which reached R$20.7 million in 4Q14, the best quarter of the year. Another quarterly highlight was the 9.6% reduction in administrative expenses compared to the previous quarter; or a 37.3% decline year on year. These achievements are a reflection of Gafisa's commitment to greater operational efficiency, contributing to reasonable costs and expenses given its business cycle.

The adjusted gross margin closed the quarter at 30.7%, below the previous quarter’s average, due to non-recurring items, primarily related to impairment adjustments and to the change in the methodology used to calculate the provision on construction warranty. Excluding such effects, adjusted gross margin reached 37.1%. The early recognition of revenue from projects with increased exchange participation also impacted the gross margin in the period.

Net Income

Net income for the period was R$36.8 million, compared to R$15.3 million in 3Q14, and R$83.9 million in the year ago period, excluding the effect of the sale of Alphaville. Excluding the R$20.7 million in equity income from Alphaville, the Gafisa segment’s net income in the 4Q14 was R$16.1 million, 85.1% higher than in 3Q14, reflecting the revenue growth and higher financial income in the period. In the 12M14, net income totaled R$34.6 million, compared to loss of R$6.1 million in the prior year.

Gafisa Segment (R$ million)	4Q14	3Q14	4Q13	12M14	12M13
Adjusted Gross Profit	150.8	141.5	205.7	560.3	651.9
Adjusted Gross Margin	30.7%	38.7%	42.0%	35.4%	39.2%
Net Profit	36.8	15.3	908.8	66.9	985.8
Equity Income from Alphaville[1]	20.7	6.6	864.1	32.3	991.9
Net Profit Ex-Alphaville	16.1	8.7	44.7	34.6	(6.1)
1 – For 4Q13 and 2013, the result of the sale of Alphaville is also excluded.

Tenda Segment

Reduction in the Level of Dissolutions, which Positively Impacted Revenue

The fourth quarter was marked by the concentration of launch volumes in Tenda and higher launch volumes in the quarter, as well as revenue growth due to a reduction in the level of dissolutions in the period.

At the end of August the Company implemented a new sales accounting policy in which the sale is booked only after the first payment by the customer. This contributed to a lower level of dissolutions in 4Q14, positively impacting revenue volumes in the period. The consolidation of this change over the next few months is expected to help Tenda maintain this downward trend in dissolution levels on new pre-sales.

A streamlined cost structure, which better reflects the segment’s new business cycle, also contributed to the segment’s fourth quarter results. Selling, general and administrative expenses once again decreased sharply y-o-y. Selling expenses were impacted by lower gross sales in the period, while general and administrative expenses recorded annual savings of 19.6%, due to reduced operational complexity in the Tenda segment, with the reduction in the number of legacy projects.

6

Net Income

The fourth quarter net loss was R$28.8 million, slightly higher than the net loss of R$25.2 million in 3Q14, and well above the R$2.7 million loss in 4Q13, due to the higher level of expenses related to contingencies and also the lowest level of revenues in the year. In the 12M14, Tenda’s net loss reduced by 7.5% year-over-year, closing the period at R$109.4 million.

Tenda Segment (R$ million)	4Q14	3Q14	4Q13	12M14	12M13
Adjusted Gross Profit	45.3	38.5	61.2	153.1	122.7
Adjusted Gross Margin	28.6%	29.8%	28.5%	26.9%	15.0%
Net Profit[1]	(28.8)	(25.2)	12.5	(109.4)	(118.4)
Alphaville Equity Income[1]	-	-	15.1	-	15.1
Net Profit Ex-Alphaville	(28.8)	(25.2)	(2.7)	(109.4)	(133.5)
1 – For 4Q13 and 2013, the result of the sale of Alphaville is also excluded.

RECENT EVENTS

Shareholder Remuneration – Interest on Own Capital and Dividends/Repurchase Program

At the end of 2013, with the completion of the sale of its stake in Alphaville and the entry of related funds, one of Management’s main tasks, in addition to reduce the indebtness level, was to maximize shareholder value.

Since the end of 2013, the Company - through the various stock repurchase programs open throughout this period - effectively acquired 63.2 million shares in the market. When added to the 10 million shares that had already been acquired in early 2013, a total disbursement of R$208.7 million was made through the stock buyback in the last 24 months.

Throughout 2014, following the acquisition of all shares included in the repurchase programs, the Board of Directors approved the cancellation of 27.5 million shares held in treasury at the end of the quarter.

Last February 2, reaffirming its commitment to generate shareholder value, the Company approved a new cancellation of over 30 million common shares held in treasury, totaling 57.5 million shares canceled over the last two quarters, approximately 15.2% of the number of the Company’s outstanding shares.

On the same date, a third repurchase program was created at the limit of 27 million common shares which, when added up to the 10.8 million shares currently held in treasury by the Company, corresponds to 10% of total common shares issued by the Company.

In addition to the share repurchase program on February 12, 2014, the Company paid interest on its own capital to its shareholders in the amount of R$130.2 million, representing approximately R$0.32 per share, and on December 11, 2014, the supplementary dividend payment was held, totaling R$32.9 million, representing R$0.08 per share, excluding shares held in treasury.

Therefore, in the fiscal year of 2014 the Company paid a total of R$163.1 million to shareholders, or R$0.40 per share, for the fiscal year ending in 2013. This represented a cash yield of 17.9% compared to the 2014 closing price.

It is worth mentioning that despite the large volume of repurchased shares, the Company reaffirms its commitment to capital discipline, limiting the execution of such program to up to 60% of its leverage (Net Debt/Equity ratio).

7

Key Numbers for Gafisa
Table 1. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	-	419,134	-	679,154	-	1,023,012	1,085,341	-6%
Net pre-sales	177,294	194,892	-9%	454,457	-61%	811,032	961,200	-16%
Net pre-sales of Launches	57,770	130,368	-56%	264,049	-78%	342,387	428,102	-20%
Sales over Supply (SoS)	7.2%	7.2%	0 bps	17.8%	-1060 bps	26.1%	31.4%	-530 bps
Delivered projects (Units)	1,412	366	286%	1,110	27%	3,806	4,315	-12%
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Adjusted Gross Profit[1]	150,806	141,462	7%	205,660	-27%	560,254	651,973	-14%
Adjusted Gross Margin[1]	30.7%	38.7%	-801 bps	42.0%	-1127 bps	35.4%	39.2%	-380 bps
Adjusted EBITDA[2]	81,843	76,696	7%	85,970	-5%	296,702	309,248	-4%
Adjusted EBITDA Margin[2]	16.7%	21.0%	-433 bps	17.6%	-88 bps	18.8%	18.6%	18 bps
Net Income (Loss)	36,819	15,263	141%	908,827	-96%	66,888	985,805	-93%
Backlog Revenues	894,344	1,157,390	-23%	1,550,618	-42%	894,344	1,550,618	-42%
Backlog Results[3]	356,254	448,963	-21%	547,346	-35%	356,254	547,346	-35%
Backlog Margin[3]	39.8%	38.8%	100 bps	35.3%	450 bps	39.8%	35.3%	450 bps
1)	Adjusted by capitalized interests.
2)	Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.
3)	Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Numbers for Tenda
Table 2. Tenda Segment – Operating and Financial Highlights – (R$000, and % Tenda)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	241,549	91,294	165%	88,379	173%	613,299	338,776	81%
Net pre-sales	126,594	35,892	253%	163,626	-23%	395,981	490,403	-19%
Net pre-sales of Launches	92,638	22,490	312%	74,587	24%	176,823	217,435	-19%
Sales over Supply (SoS)	13.3%	4.6%	850 bps	20.9%	-760 bps	32.3%	44.2%	-1190 bps
Delivered projects (Units)	1,624	1,183	37%	3,487	-53%	6,264	7,027	-11%
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Adjusted Gross Profit[1]	45,262	38,458	18%	61,214	-26%	153,088	122,683	25%
Adjusted Gross Margin[1]	28.6%	29.8%	-124 bps	28.5%	10 bps	26.9%	15.0%	1190 bps
Adjusted EBITDA[2]	(30,856)	(9,828)	214%	13,761	-324%	(67,503)	(45,585)	48%
Adjusted EBITDA Margin[2]	-19.5%	-7.6%	-1190 bps	6.4%	-2590 bps	-11.8%	-5.6%	620 bps
Net Income (Loss)	(28,774)	(25,220)	13%	12,457	-331%	(109,437)	(118,361)	-8%
Backlog Revenues	130,851	139,318	-6%	244,789	-47%	130,851	244,789	-47%
Backlog Results[3]	40,190	40,010	0%	66,789	-40%	40,190	66,789	-40%
Backlog Margin[3]	30.7%	28.7%	200 bps	27.3%	340 bps	30.7%	27.3%	340 bps
1)	Adjusted by capitalized interests.
2)	Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.
3)	Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

8

Key consolidated numbers
Table 3. Operating and Financial Highlights – (R$000, and % Company)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	241,549	510,428	-53%	767,534	-69%	1,636,311	1,424,117	15%
Launches, Units	1,660	1,534	8%	2,020	-18%	6,073	4,658	30%
Net Pre-sales	303,888	230,784	32%	618,083	-51%	1,207,013	1,451,603	-17%
Pre-sales, Units	1,215	682	78%	2,280	-47%	4,294	5,886	-27%
Pre-sales of Launches	150,409	152,858	-2%	338,636	-56%	519,210	645,537	-20%
Sales over Supply (SoS)	8.9%	6.7%	220 bps	18.5%	-960 bps	27.9%	34.8%	-690 bps
Delivered projects (PSV)	726,213	366,917	98%	973,963	-25%	2,298,577	2,190,284	5%
Delivered projects, Units	3,036	1,549	96%	4,597	-34%	10,070	11,342	-11%
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Adjusted Gross Profit[1]	196,068	179,920	9%	266,874	-27%	713,342	774,656	-8%
Adjusted Gross Margin[1]	30.2%	36.4%	-620 bps	37.9%	-770 bps	33.2%	31.2%	200 bps
Adjusted EBITDA[2]	71,725	73,463	-2%	138,939	-48%	261,498	430,628	-39%
Adjusted EBITDA Margin[2]	11.0%	14.9%	-382 bps	19.7%	-867 bps	12.2%	17.4%	-520 bps
Net Income (Loss)	8,045	(9,956)	81%	921,284	-99%	(42,549)	867,444	-105%
Backlog Revenues	1,025,195	1,296,708	-21%	1,795,408	-43%	1,025,195	1,795,408	-43%
Backlog Results[3]	396,444	488,973	-19%	614,135	-35%	396,444	614,135	-35%
Backlog Margin[3]	38.7%	37.7%	96 bps	34.2%	446 bps	38.7%	34.2%	446 bps
Net Debt + Investor Obligations	1,440,300	1,384,824	4%	1,159,044	24%	1,440,300	1,159,044	24%
Cash and cash equivalents	1,157,254	1,463,425	-21%	2,024,163	-43%	1,157,254	2,024,163	-43%
Shareholders’ Equity	3,055,345	3,106,916	-2%	3,190,724	-4%	3,055,345	3,190,724	-4%
Shareholders’ Equity + Minority	3,058,403	3,129,137	-2%	3,214,483	-5%	3,058,403	3,214,483	-5%
Total Assets	7,205,851	7,578,854	-5%	8,183,030	-12%	7,204,590	8,183,030	-12%
(Net Debt + Obligations) / (SE + Minority)	47.1%	44.3%	284 bps	36.1%	1104 bps	47.1%	36.1%	1104 bps
1)	Adjusted by capitalized interests.
2)	Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.
3)	Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

9

Update on the Separation Process

Administrative Split and Next Steps

The Company continued to evaluate the potential separation of the Gafisa and Tenda business units during the fourth quarter.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and their shareholders.

Since the beginning of the year, the Company has been moving towards the effective separation of Gafisa and Tenda’s administrative structures, so that they can operate independently.

During 2014, several actions were taken in this regard such as: actual separation of several departments such as Services, Personnel and Management Center, and Legal among others; the amendment of the registration of Tenda’s category as an issuer with the Brazilian Securities and Exchange Commission

(CVM), to Category A; operations with banks and insurance companies for the opening of an independent credit limit for Tenda; and mapping contracts and evaluation of the potential impact due to the spin-off.

At the same time, the Company continues to evaluate separation alternatives for the two companies. Among the initiatives and studies being undertaken, we highlight:

(1) Evaluation of possible corporate structures;

(2) Evolution of credit facility processes at Tenda;

(3) Evaluation of the future structure of Tenda’s corporate governance;

(4) Evaluation with BM&FBovespa of the necessary procedures for Tenda’s trading, and evaluation of potential Level 1 ADR listing;

(5) Continuation of studies related to the most appropriate capital structure for the business cycle of each company.

As stated when the Company announced the initial studies, the potential separation, if approved, is expected to be implemented in 2015. The Company will keep its shareholders and the market informed about the progress and developments related to this potential spin-off.

10

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices of R$500,000.00.

Operating Results

Launches and Pre-Sales

The Gafisa segment did not launch new projects in the fourth quarter. Despite having approved and available projects for launch, the Company determined - as evidenced by the revision to annual guidance - that market conditions were not accomodative of further launches. Thus, some launches were postponed to 2015 in expectation of a more positive market scenario.

Therefore, in 12M14, the Gafisa segment reached R$1.0 billion in launches, slightly below the range established in the launch guidance for the year of R$1.1 – R$1.2 billion. This result includes the effect of the cancellation of a project launched in 1Q14.

The Gafisa segment’s gross pre-sales totaled R$262.2 million in 4Q14 and R$1.2 billion in the 12M14. Dissolutions reached R$84.9 million and net pre-sales reached R$177.3 million in the quarter. In the 12M14, net sales totaled R$811.0 million and the volume of dissolutions was R$436.0 million.

Units launched during the year represented 32.6% of total sales in the quarter, amounting to R$57.8 million. In 2014, sales from units launched represented 42.2% of PSV sold in the period. The Gafisa segment accounted for 62.5% of consolidated launches for the year.

Table 4. Gafisa Segment – Launches and Pre-sales (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	-	419,134	-	679,154	-	1,023,012	1,085,341	-6%
Pre-sales	177,294	194,892	-9%	454,457	-61%	811,032	961,200	-16%

11

Sales over Supply (SoS)

The sales velocity was 7.2% in 4Q14, in line with 7.2% in 3Q14, but below 17.8% in the previous year. On a last 12 months basis, Gafisa’s SoS reached 26.1%.

Dissolutions

2014 was marked by uncertainties related to the Brazilian economic scenario, directly impacting consumer confidence and the level of dissolutions of the period. In the Gafisa segment, despite the unfavorable economic scenario, the level of dissolutions declined slightly from the previous year, reaching R$436.0 million. In 4Q14, dissolutions reached R$84.9 million versus R$150.7 million in 3Q14.

During the last three years, the Company has been working on initiatives to achieve a higher quality of the credit analysis in its sales. In doing so, the Company hopes to reduce the level of dissolutions throughout the construction and delivery cycle. Assertiveness in the credit review process at the time of the sale has generated greater efficiency in the process of transferring Gafisa customers to financial institutions, despite deteriorating macroeconomic conditions throughout the year.

In 4Q14, approximately 167 Gafisa units were cancelled. 177 units derived from dissolutions and returned to inventory were resold in the period. Over the year, 852 units have been cancelled, of which 581 have already been resold.

Inventory

In 2014, Gafisa maintained its focus on inventory reduction initiatives. Projects launched prior to 2014 represented about 57.8% of net sales in the period. The market value of Gafisa segment inventory reached R$2.3 billion in the 4Q14, as compared to R$2.5 billion in the previous quarter. Finished units outside of core markets accounted for R$143.1 million, or 6.2% of total inventory.

Table 5. Gafisa Segment – Inventory at Market Value (R$000)
	Inventories	Launches	Dissolutions	Pre-Sales	Adjusts	Inventories	% Q/Q
	BoP 3Q14				+ Other	BoP 4Q14
São Paulo	1,707,542	-	56,556	(183,757)	(20,158)	1,560,182	9%
Rio de Janeiro	598,146	-	10,927	(29,318)	12,194	591,949	1%
Other Markets	191,074	-	17,394	(49,094)	(16,307)	143,066	34%
Total	2,496,761	-	84,876	(262,170)	(24,271)	2,295,197	9%

During the same period, finished units comprised R$282.6 million, or 12.3% of total inventory. Of this

12

amount, inventory from projects launched outside core markets represented R$116.3 million, down 21.6% q-o-q from R$148.3 million in 3Q14 and down 40.9% y-o-y from R$272.4 million in 2013. The Company has seen more consistent sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a large portion of its inventory in non-core markets.

It is worth noting that the largest share of the Gafisa inventory, approximately 63.2% or R$1.4 billion, is concentrated in projects that are to be delivered from early 2016 onwards. This will account for the sale of inventory in the coming quarters, rather than finished units.

Table 6. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)
	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 4Q14
São Paulo	-	108,984	1,243,842	98,582	108,774	1,560,182
Rio de Janeiro	-	55,352	161,760	317,259	57,578	591,949
Other Markets	-	-	-	26,792	116,274	143,066
Total	-	164,336	1,405,602	442,633	282,627	2,295,197
1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Fourth quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments.

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.2 billion, is comprised of 31 different projects/ phases, amounting to nearly 11.7 thousand units, 79% located in São Paulo and 21% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 57% in the fourth quarter.

Table 7. Gafisa Segment – Landbank (R$000)
	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,875,918	43%	42%	1%	10,084	11,469
Rio de Janeiro	1,301,089	89%	89%	0%	1,651	1,655
Total	6,177,007	57%	57%	1%	11,735	13,124

Table 8. Gafisa Segment – Changes in the Landbank (3Q14 x 4Q13 - R$000)
	Initial Landbank	Land Acquisition	Launches	Adjusts	Final Landbank
São Paulo	4,885,752	-	-	(9,834)	4,875,918
Rio de Janeiro	1,404,067	-	-	(102,978)	1,301,089
Total	6,289,819	-	-	(112,812)	6,177,007

13

Fourth quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During 4Q14, Gafisa Vendas – the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro - accounted for 65% of gross sales of the quarter and for 61% of gross sales of the year. Gafisa Vendas currently has a team of 400 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 4Q14, Gafisa delivered 8 projects/phases and 1,412 units and R $ 520.0 million in PSV. In the year 23 projects / phases and 3,806 units were delivered, representing R$ 1.6 billion in PSV . Currently, Gafisa has 41 projects under construction, all of them on schedule and within the delivery timeline agreed to upon contract.

Table 9. Gafisa Segment – Delivered Project
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
PSV Transferred [1]	270,759	180,857	50%	295,487	-8%	894,368	973,497	-8%
Delivered Projects	8	3	100%	6	0%	23	22	-5%
Delivered Units	1,412	366	286%	1,110	27%	3,806	4,315	-12%
Delivered PSV [2]	520,005	214,826	142%	480,460	8%	1,648,131	1,328,637	24%
1) PSV refers to potential sales value of the units transferred to financial institutions.
2) PSV = Potential sales value of delivered units.

14

Financial Results

Revenues

Net revenues for the Gafisa segment in 4Q14 totaled R$490.9 million, up 34.4% versus 3Q14 and in line with the previous year. The expansion is the effect of the higher concentration of inventory sales, due to the absence of launches in the period, and also due to the recognition of part of the revenue related to projects launched during the year.

In 4Q14, approximately 97.8% of Gafisa Segment revenues were derived from projects in Rio de Janeiro/São Paulo, while 2.2% were derived from projects in non-core markets. The table below provides additional details.

Table 10. Gafisa Segment – Revenue Recognition (R$000)
		4Q14				4Q13
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2014	57,770	33%	130,221	27%	-	-	-	-
2013	23,374	13%	60,233	12%	264,049	58%	42,736	9%
2012	17,248	10%	180,503	37%	51,300	11%	66,402	13%
≤ 2011	78,902	44%	119,990	24%	139,108	31%	380,715	78%
Total	177,294	100%	490,947	100%	454,457	100%	489,853	100%
SP + RJ	145,593	82%	480,157	98%	411,761	91%	451,316	92%
Other Markets	31,701	18%	10,790	2%	42,696	9%	38,537	8%

Gross Profit & Margin

Gross profit for the Gafisa segment in 4Q14 was R$101.1 million, compared to R$106.7 million in 3Q14, and R$174.4 million in the prior year period. Gross margin for the quarter was 20.6%, compared to the margin of 29.2% in the previous quarter. Excluding financial impacts, the adjusted gross margin reached 30.7% in 4Q14 compared to 38.7% in the 3Q14 and 42.0% in the prior year. The decrease in gross margin is the result of the following non-recurring effects: (i) impairment adjustments totaling R$18.9 million; and (ii) the impact of R$12.4 million in the revaluation of the calculation methodology of the warranty provision for 2014. Excluding these effects, adjusted gross margin would have reached 37.1%, in line with the previous quarter. Another important effect which contributed to the reduction in gross margin in this quarter was the R$25.1 million impact related to the early recognition of revenues from two projects with higher level of units in exchange, which, considering the dynamics of accounting, ends up transitionally reducing the gross margin of those projects.

As seen over the last two years, Gafisa has been able to report more consistent levels of operational profitability, an effect of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 4Q14.

Table 11. Gafisa Segment – Gross Margin (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Gross Profit	101,114	106,723	-5%	174,429	-42%	415,862	552,201	-25%
Gross Margin	20.6%	29.2%	-862 bps	35.6%	-1501 bps	26.3%	33.2%	-690 bps
(-) Financial costs	(49,692)	(34,739)	43%	(31,231)	59%	(144,392)	(99,772)	45%
Adjusted Gross Profit	150,806	141,462	7%	205,660	-27%	560,254	651,973	-14%
Adjusted Gross Margin	30.7%	38.7%	-801 bps	42.0%	-1127 bps	35.4%	39.2%	-375 bps

15

Table 12. Gafisa Segment – Gross Margin Composition (R$000)
	SP + Rio	Other Markets	4Q14
Net Revenue	480,157	10,790	490,947
Adjusted Gross Profit	163,450	(12,644)	150,806
Adjusted Gross Margin	34.0%	-117.2%	30.7%

Gross income on projects in Other Markets was impacted in the last quarter of the year, due to the recognition of impairment of land, as explained above.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$54.9 million in the 4Q14, a 33.9% y-o-y decrease and a slight expansion from the previous quarter.

Selling expenses decreased 29.8% y-o-y, reflecting the lack of launches in 4Q14, and an increase of 19.4% q-o-q due to the partial recognition of expenses related to 3Q14 launches, which ended up concentrating at the end of period and being recorded in the subsequent period. For the year, sales expenses totaled R$95.1 million, a significant reduction of 31.2% over last year, as a result of greater balance and assertiveness in marketing expenses and sales commission coupled with lower volume of sales in the period.

The segment’s general and administrative expenses reached R$28.9 million in 4Q14, a quarterly reduction of 9.6%, and 37.3% compared to 4Q13. In the 12M14, these expenses totaled R$124.8 million, compared to R$136.7 million in the previous year, a reduction of 8.7%.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve costs and expenses that are appropriate for its business cycle.

Table 13. Gafisa Segment – SG&A Expenses (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Selling Expenses	25,930	21,713	19%	36,927	-30%	95,063	138,093	-31%
G&A Expenses	28,947	32,031	-10%	46,134	-37%	124,833	136,720	-9%
Total SG&A Expenses	54,877	53,744	2%	83,061	-34%	219,896	274,813	-20%
Launches	-	419,134	-	679,154	-	1,023,012	1,085,341	-6%
Net Pre-Sales	177,294	194,892	-9%	454,457	-61%	811,032	961,200	-16%
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%

The Other Operating Revenues/Expenses line totaled an expense of R$23.2 million, an increase of 48.9% compared to the 3Q14, and down 29.9% compared to the previous year. This increase reflects the higher level of expenses on litigation related to increased deliveries of older projects held in 2012, 2013 and 2014, and the addition of expenses with Alphaville’s stock option plan, as announced in the 2Q14 earnings release.

The table below contains more details on the breakdown of this expense.

Table 14. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)
	4Q14	3Q14	Q/Q	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Litigation expenses	(21,450)	(13,750)	56%	(27,031)	-21%	(61,869)	(60,269)	3%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	(3,816)	-	-	-	-	(17,679)	-	-
Others	2,072	(1,829)	213%	(6,034)	-134%	435	(1,022)	-143%
Total	(23,194)	(15,579)	49%	(33,065)	-30%	(79,113)	(61,291)	29%

Strong deliveries over the past two years, including delayed projects in other markets, were instrumental in the increase of the contingency level. Given Gafisa’s narrowed footprint to São Paulo and Rio de Janeiro and the delivery of outstanding legacy projects in other markets, we should record a reduction in this potential liability. In fact, over the course of the coming years, a reduction in the volume of such expenses is expected.

16

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$81.8 million in 4Q14, down 4.8%, compared to R$85.9 million in the previous year, and up by 6.7% compared to the R$76.7 million recorded in 3Q14. The result was impacted by the following factors: (i) lower gross margin in the period, due to non-recurring effects; (ii) an increase of R$7.7 million in the level of Litigation Expenses; and (iii) addition of R$3.8 million in expenses with the Alphaville’s stock option plan. It is worth noting that adjusted EBITDA does not take into consideration the impact of Alphaville equity income. The adjusted EBITDA margin, using the same criteria, reached 16.7%, compared with a margin of 17.5% in the previous year, and 21.0% in 3Q14. In the 12M14, the Gafisa segment’s adjusted EBITDA reached R$296.7 million, with a margin of 18.8%.

Table 15. Gafisa Segment – Adjusted EBITDA (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Net (Loss) Profit	36,819	15,263	141%	908,827	-96%	66,888	985,805	-93%
(+) Financial Results	(9,065)	13,086	-169%	28,916	-131%	16,250	158,691	-90%
(+) Income taxes	(11,072)	8,789	-226%	(14,612)	-24%	8,947	(5,839)	-253%
(+) Depreciation & Amortization	33,346	7,744	331%	21,160	58%	63,607	51,488	24%
(+) Capitalized interests	49,692	34,739	43%	31,231	59%	144,392	99,772	45%
(+) Expense w Stock Option Plan	2,087	2,886	-28%	3,652	-43%	29,351	17,263	70%
(+) Minority Shareholders	774	778	-1%	(29,100)	-103%	(434)	(6,070)	-93%
(-) Alphaville Effect Result	(20,738)	(6,595)	214%	(864,104)	-98%	(32,299)	(991,862)	-98%
Adjusted EBITDA	81,843	76,690	7%	85,970	-5%	296,702	309,248	-4%
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Adjusted EBITDA Margin	16.7%	21.0%	-433 bps	17.6%	-88 bps	18.8%	18.6%	18 bps
1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.
2) Gafisa segment EBITDA does not consider the impact of Alphaville equity income. In 4Q13 and 2013, the result of the sale of the participation in Alphaville is also excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$356.2 million in 4Q14. The consolidated margin for the quarter was 39.8%, an increase of 450 bps compared to the result posted last year.

Table 16. Gafisa Segment – Results to be recognized (REF) (R$000)
	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Revenues to be recognized	894,344	1,157,390	-23%	1,550,618	-42%
Costs to be recognized (units sold)	(538,090)	(708,427)	-24%	(1,003,272)	-46%
Results to be recognized	356,254	448,963	-21%	547,346	-35%
Backlog Margin	39.8%	38.8%	100 bps	35.3%	450 bps

17

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Launches and Sales

Fourth quarter launches totaled R$241.5 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro and Bahia. In the 12M14, 14 projects were launched, reaching a PSV of R$613.3 million within the launch guidance range (R$600 - R$800 million), released earlier this year.

During 4Q14, gross sales reached R$192.9 million, while net pre-sales totaled R$126.6 million. In the 12M14, Tenda reached R$919.4 million in gross sales and R$396.0 million in net pre-sales. Sales from units launched during 4Q14 accounted for 22.4% of total sales. For the year, launches accounted for 44.2% of the total sold.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions.

Table 17. Tenda Segment – Launches and Pre-sales (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Launches	241,549	91,294	165%	88,379	173%	613,299	338,776	81%
Pre-Sales	126,594	35,892	253%	163,626	-23%	395,981	490,403	-19%

18

Sales over Supply (SoS)

In 4Q14, sales velocity (sales over supply) was 13.3%, and considering the last 12 months, Tenda SoS ended 4Q14 at 32.3%.

Below is a breakdown on Tenda SoS, divided between legacy and New Model throughout 2014.

Table 18. SoS Gross Revenue (Ex-Dissolutions)					Table 19. SoS Net Revenue
	1Q14	2Q14	3Q14	4Q14		1Q14	2Q14	3Q14	4Q14
New Model	29.8%	32.2%	20.3%	22.0%	New Model	18.8%	25.3%	11.8%	18.8%
Legacy projects	30.9%	35.8%	28.3%	17.5%	Legacy projects	-1.6%	17.7%	-2.0%	5.0%
Total	30.5%	34.3%	24.4%	20.2%	Total	6.4%	20.8%	4.8%	13.3%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$66.3 million in 4Q14, a decrease of 11.7% from 4Q13 and of 54.7% compared to 3Q14. In the 12M14, dissolutions totaled R$523.4 million.

As expected, the amendment in the new sales accounting policy of August 2014 reduced the level of dissolutions during the period. Approximately 72.8% of the dissolutions in the period are related to old projects.

Table 20. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)
	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%
Legacy projects	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%

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Table 21. Tenda Segment – Net Pre-sales by Market (R$000)
	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	12M14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	94,365	116,302	75,172	125,571	411,411
Dissolutions	-	-	-	-	-	(2,126)	(7,433)	(6,293)	(34,195)	(25,135)	(31,640)	(18,003)	(108,973)
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,170	91,167	43,532	107,568	302,437
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	150,566	183,040	107,056	67,308	507,970
Dissolutions	(339,58	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)	(158,969)	(92,479)	(114,697)	(48,281)	(414,426)
Net Sales	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429	(8,402)	90,561	(7,641)	19,026	93,544
Total
Dissolutions (Units)	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,270	820	948	428	3,466
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931	299,342	182,228	192,879	919,381
Dissolutions	(339,58	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)	(193,164)	(117,614)	(146,337)	(66,285)	(523,400)
Net Sales	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	126,594	395,981
Total (R$)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	126,594	395,981
MCMV	(95,759)	21,461	7,977	(3,630)	36,191	142,602	119,215	122,428	57,157	151,434	38,975	116,693	364,259
Out of MCMV	6,316	(5,733)	22,074	(26,023)	(29,406)	29,239	30,936	41,198	(5,390)	30,294	(3,084)	9,902	31,722

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Tenda had 396 units cancelled and returned to inventory in the fourth quarter, and another 354 units already in inventory after dissolutions were resold to qualified customers during the same period. In the 12M14, nearly 80.0% of dissolutions related to the New Model were resold within the year. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 4Q14, 1,066 units were transferred to financial institutions, representing R$142.4 million in net pre-sales. In the 12M14, Tenda transferred 5,522 units, reaching R$715.7 million.

Table 22. Tenda Segment – PSV Transferred – Tenda (R$000)
	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	12M14
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	246,696
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	469,009
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	715,705
1) PSV transferred refers to the conclusion of the transfer operation.

Tenda Segment Delivered Projects

During 4Q14, Tenda delivered 7 projects/phases and 1,624 units, reaching a PSV of R$206,2 million. In the year, 6,264 units were delivered in 30 projects/phases, totaling a PSV of R$680,7 million. It is worth noting that from Tenda’s legacy projects, there are only 3 remaining construction sites, with 2,593 remaining units to be delivered.

Inventory

The market value of Tenda inventory was R$828.7 million at the end of the fourth quarter, up 16.3% when compared to R$712.4 million at the end of 3Q14. Inventory related to the remaining units for the Tenda segment totaled R$365.1 million or 44.1% of the total, down 5.5% over 3Q14 and 25.6% as compared to early 2014. During the period, inventory comprising units within the Minha Casa Minha Vida program totaled R$665.2 million, or 80.3% of total inventory, while units outside the program totaled R$163.5 million in the 4Q14, down 8.7% q-o-q and 28.5% y-o-y.

20

Table 23. Tenda Segment – Inventory at Market Value (R$000) – by Region
	Inventories FP 3Q14	Launches	Dissoluti ons	Pre-Sales	Price Adjustment + Others	Inventories FP 4Q14	% Q/Q
São Paulo	148,911	101,395	8,724	(47,092)	5,255	217,194	46%
Rio de Janeiro	182,281	72,750	17,099	(43,671)	(539)	227,920	25%
Minas Gerais	106,270	-	21,219	(14,755)	(4,772)	107,961	2%
Bahia & Pernambuco	129,243	67,405	7,495	(52,017)	1,492	153,618	19%
Others	145,653	-	11,747	(35,344)	(84)	121,972	-16%
Total Tenda	712,358	241,549	66,285	(192,879)	1,353	828,665	16%
MCMV	533,355	241,549	43,182	(159,874)	6,940	665,152	25%
Out of MCMV	179,003	-	23,103	(33,005)	(5,588)	163,514	-9%

Table 24. Tenda Segment – Inventory at Market Value (R$000) – Construction Status
	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 4Q14
New Model - MCMV	31,873	237,590	125,055	58,972	10,118	463,610
Legacy – MCMV	-	-	54,007	33,375	114,161	201,542
Legacy – Out of MCMV	-	-	-	2,214	161,300	163,514
Total Tenda	31,873	237,590	179,062	94,561	285,579	828,665
1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Fourth quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$4.0 billion, is comprised of 41 different projects/phases, of which 17% are located in São Paulo and Rio Grande do Sul states, 28% in Rio de Janeiro, 4% in Minas Gerais and 51% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 28 thousand units.

Table 25. Tenda Segment – Landbank (R$000)
	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo/South	665,129	3%	3%	0%	4,376	4,388
Rio de Janeiro	1,091,156	8%	8%	0%	7,653	7,705
Bahia & Pernambuco	2,035,062	16%	16%	0%	15,635	15,744
Minas Gerais	163,540	62%	62%	0%	1,010	1,092
Total	3,954,886	14%	14%	0%	28,673	28,929

Table 26. Tenda Segment – Changes in the Landbank (3Q14 x 4Q14 - R$000)
	Initial Landbank	Land Acquisition	Dissolutions	Launches	Adjusts	Final Landbank
São Paulo/South	690,949	72,937	-	101,395	2,638	665,129
Rio de Janeiro	772,183	390,182	-	72,750	1,541	1,091,156
Northeast	1,723,261	374,522	-	67,405	4,684	2,035,062
Minas Gerais	182,305	-	-	-	(18,765)	163,540
Total	3,368,697	837,641	-	241,549	(9,901)	3,954,886

In 4Q14, the Company acquired 9 new land plots with potential PSV of R$837.6 million, representing an acquisition cost of R$66.6 million. Of this land, 100% was acquired in cash.

21

New Model Update and Turnaround

During 2014, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline. Currently, the Company continues to operate in four regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco states), with a total of 21 projects and a launched PSV of R$927.2 million to date. Below is a brief description of the performance of these projects, except for projects launched at the end of 4Q14.

Table 27. Tenda – New Model Monitoring 2013 and 2014
	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo
Launch	mar-13	mar-13	may-13	jul-13	aug-13	nov-13	dec-13
Local	SP	BA	SP	BA	SP	RJ	SP
Units	580	440	240	339	260	300	300
Total PSV (R$ thousand)	67.8	45.9	33.1	37.9	40.9	40.4	48.0
Sales	580	437	240	320	258	234	298
% Sales	100%	99%	100%	94%	99%	78%	99%
SoS Avg (Month)	14.1%	5.6%	8.3%	6.4%	11.8%	5.8%	9.5%
Transferred	580	429	240	304	256	186	290
% Transferred (Sales)	100%	98%	100%	95%	99%	79%	97%
Work Progress	100%	100%	100%	83%	100%	96%	82%

	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto Abrantes	Monte Alegre	Pq. Santo André	Res. das Palmeiras	Terra Brasilis	Vila Atlântica	Reserva das Árvores
Lançamento	fev-14	mar-14	mar-14	abr-14	mai-14	mai-14	ago-14	set-14	out-14	nov-14	dez/14	dez/14	dez/14	dez/14
Local	BA	RJ	PE	SP	RJ	MG	RJ	BA	SP	SP	SP	BA	BA	RJ
Unidades	340	440	432	100	259	432	312	340	200	160	260	300	240	500
VGV Total
(R$ Mil)	42.4	63.8	58.8	16.4	38.6	60.4	49.6	41.7	31.0	28.8	41.6	36.8	30.6	72.8
Unidades	223	200	205	92	32	135	101	95	46	15	-	-	-	-
Vendidas
% Vendas	66%	45%	47%	92%	12%	35%	32%	30%	15%	5%	-	-	-	-
VSO Médio	6.1%	4.9%	5.2%	11.3%	1.6%	4.5%	6.6%	9.9%	6.8%	4.0%	-	-	-	-
(Mês)
Repasses	177	163	157	87	0	102	68	55	25	0	-	-	-	-
% Repasses	79%	82%	77%	95%	0%	76%	67%	58%	54%	0%	-	-	-	-
(Vendas)
Andamento	83%	78%	26%	79%	3%	2%	26%	22%	33%	17%	-	-	-	-
de Obra

The run-off of legacy projects is on schedule and expected to be mostly concluded in 2015, with all remaining units to be delivered until the end of the first half.

22

Financial Result

Revenues

Tenda’s net revenue in 4Q14 totaled R$158.3 million, an increase of 22.8% compared with the previous quarter. The growth reflects the lower level of dissolutions in the period. As shown in the table below, revenues from new projects accounted for 69.4% of Tenda’s revenues in 4Q14, while revenues from older projects accounted for the remaining 30.6%. In the 12M14, Tenda recorded net income of R$570.1 million, of which R$315.6 million, or 55.4%, is related to the New Business Model.

Table 28. Tenda – Pre-Sales and Recognized Revenues (R$000)
		4Q14				4Q13
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2014	92,638	73%	53,475	34%	-	0%	-	0%
2013	14,929	12%	56,375	36%	74,587	46%	42,927	20%
2012	-	0%	-	0%	-	0%	-	0%
≤ 2011	19,026	15%	48,479	31%	89,039	54%	148,878	69%
Landbank Sale	-	0%	-	0%	-	0%	23,092	11%
Total	126,594	100%	158,328	100%	163,626	100%	214,897	100%
Legacy	19,026	15%	48,479	31%	89,039	54%	171,970	80%
New Model	107,568	85%	109,850	69%	74,587	46%	42,927	20%

Gross Profit & Margin

Gross profit in 4Q14 reached R$49.5 million, compared to R$22.1 million in 3Q14, and R$47.6 million in the previous year. Gross margin for the quarter reached 31.3%, compared to 17.2% in 3Q14 and 22.1% in the prior-year period. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which have higher margins and profitability on Tenda’s revenue levels, as has been observed in recent quarters and more noticeably in 2014.

The adjusted gross margin ended the 4Q14 at 28.6%, slightly down from the 29.8% recorded in the previous quarter. For the year, the adjusted gross margin was 26.9%, higher than the result of 15.0% reached in 2013, due to the increased contribution from the New Business Model.

Below is Tenda’s gross margin breakdown in 4Q14. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of landbank acquired in the past, resulting in increased profitability.

Table 29. Tenda – Gross Margin (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Gross Profit	49,533	22,130	124%	47,570	4%	125,890	65,244	93%
Gross Margin	31.3%	17.2%	1412 bps	22.1%	915 bps	22.1%	8.0%	1410 bps
(-) Financial Costs	4,271	(16,328)	-126%	(13,644)	-131%	(27,198)	(57,439)	-53%
Adjusted Gross Profit	45,262	38,458	18%	61,214	-26%	153,088	122,683	25%
Adjusted Gross Margin	28.6%	29.8%	-124 bps	28.5%	10 bps	26.9%	15.0%	1190 bps

Selling, General, and Administrative Expenses (SG&A)

During 4Q14, selling, general and administrative expenses totaled R$35.4 million, a 24.7% decrease compared to R$47.1 million in 4Q13, and slightly higher than in 3Q14. For the year the reduction was 19.9%, with selling, general and administrative expenses totaling R$140.1 million.

Selling expenses totaled R$11.2 million in 4Q14, a 33.8% decrease y-o-y, due to the consolidation of sales through the segment’s own stores and the lower sales volume in the period. In the 12M14, selling expenses were reduced by 31.7%, reaching R$53.0 million.

23

Regarding G&A expenses, there was a reduction of 19.6% compared to 4Q13, reaching R$24.2 million. In the 12M14, G&A expenses reached R$87.1 million, down 10.5% compared to the 12M13.

Table 30. Tenda – SG&A Expenses (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Selling Expenses	11,212	15,311	-27%	16,930	-34%	52,978	77,556	-32%
General & Admin Expenses	24,235	18,856	29%	30,130	-20%	87,073	97,303	-11%
Total SG&A Expenses	35,447	34,167	4%	47,060	-25%	140,051	174,859	-20%
Launches	241,549	91,294	165%	88,379	173%	613,299	338,776	81%
Net Pre-Sales	126,594	35,892	253%	163,626	-23%	395,981	490,403	-19%
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%

The Other Operating Revenues/ Expenses line totaled an expense of R$25.5 million, an increase of 117.6% compared to the 3Q14, and 177.6% compared to the previous year, mainly due to the write-off of assets related to a revision of Tenda’s judicial deposits. The table below contains more details on the breakdown of this expense.

Table 31. Tenda Segment – Other Revenues/Operating Expenses (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Litigation Expenses	(14,331)	(11,737)	22.1%	(3,983)	260%	(51,195)	(18,133)	182%
Other	(11,199)	2	-	(5,214)	115%	(11,041)	(6,686)	65%
Total	(25,530)	(11,735)	118%	(9,197)	178%	(62,236)	(24,819)	151%

Over the past two years, the strong volume of deliveries related to delayed projects were instrumental in increasing the level of contingencies in the Tenda segment. With the last projects related to legacy planned to be delivered until the end of the first half, coupled with the increased contribution of the good operational performance of the New Model, the Company expects to see a reduction in the volume of such expenses over the coming years.

Adjusted EBITDA

Adjusted EBITDA was negative R$30.9 million in 4Q14, compared to positive R$13.8 million last year and negative R$9.8 million in 3Q14. For the year, adjusted EBITDA was negative R$67.5 million, compared to negative R$45.6 million last year.

Y-o-Y, despite the significant expansion of the adjusted gross margin and the reduction of the expense structure, Tenda’s EBITDA was impacted by the lower level of revenues, due to the resumption of launches levels only in 2013, and the increase in the level of expenses related to contingencies.

Table 32. Tenda – Adjusted EBITDA (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net (Loss) Profit	(28,774)	(25,220)	14%	12,457	-331%	(109,437)	(118,361)	-8%
(+) Financial Results	(1,031)	(5,058)	-80%	2,274	-145%	(7,332)	3,812	-292%
(+) Income taxes	(1,085)	374	-390%	(3,024)	-64%	6,328	8,651	-27%
(+) Depreciation & Amortization	4,191	3.971	6%	3,281	28%	15,644	11,526	36%
(+) Capitalized interests	(4,271)	16,328	-126%	13,644	-131%	27,198	57,439	-53%
(+) Expenses with Stock Option	526	286	84%	52	912%	838	156	437%
Plan
(+) Minority Shareholders	(412)	(509)	-19%	190	-317%	(742)	6,305	-112%
(-) Alphaville Effect Result	-	-	-	(15,113)	-100%	-	(15,113)	-100%
Adjusted EBITDA	(30,856)	(9,828)	214%	13,761	-324%	(67,503)	(45,585)	48%
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Adjusted EBITDA Margin	-19.5%	-7.6%	-1187 bps	6.4%	-2589 bps	-11.8%	-5.6%	620 bps
1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.
2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville was excluded, which was allocated to Tenda.

24

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$40.2 million in 4Q14. The consolidated margin for the quarter was 30.7%.

Table 33. Results to be recognized (REF) (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Revenues to be recognized	130.851	139.318	-6%	244.789	-47%
Costs to be recognized (units sold)	(90.661)	(99.308)	-9%	(178.001)	-49%
Results to be Recognized	40.190	40.010	0%	66.789	-40%
Backlog Margin	30.7%	28.7%	200 bps	27.3%	340 bps

25

BALANCE SHEET AND CONSOLIDATED FINANCIAL RESULTS

Cash and Cash Equivalents

On December 31, 2014, cash and cash equivalents, and securities, totaled R$1.2 billion.

Accounts Receivable

At the end of the 4Q14, total consolidated accounts receivable decreased 29.2% y-o-y to R$2.9 billion, and was 11.7% below the R$3.3 billion recorded in the 3Q14.

Gafisa and Tenda segments have approximately R$427.9 million in accounts receivable from finished units, out of which R$223.1 million is currently being transferred to financial institutions.

Table 34. Total Receivables (R$000)
	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,064,033	1,345,831	-21%	1,863,423	-43%
Receivables from PoC – ST (on balance sheet)	1,440,498	1,575,922	-9%	1,909,877	-25%
Receivables from PoC – LT (on balance sheet)	384,821	355,292	8%	313,791	23%
Total	2,889,352	3,277,045	-12%	4,087,091	-29%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s cash generation was a highlight of the period. The Company ended the 4Q14 with operating cash flow of R$103.1 million, reaching R$298.6 million in the 12M14, reflecting: (i) the Company’s good performance in transferring/receiving process of units sold to financing agents (R$509.5 million was transferred during the period, totaling R$1.7 billion in the year), and; (ii) greater assertiveness and control over the Company’s business cycle, with a reduction in SG&A expenses; and (iii) the lower level of launches in the Gafisa segment in the last quarter, thus reducing related expenses.

Free cash generation for the period was positive again, reaching R$38.3 million. In the 12M14, excluding certain nonrecurring events, free cash generation was positive at R$81.0 million. The main non-recurring events that impacted free cash generation were: (i) R$119.3 million used in the share buyback program; (ii) the payment of R$63.6 million in taxes on the sale of Alphaville; and (iii) the payment of interest on own capital and dividends in the amount of R$163.0 million.

Table 35. Cash Generation (R$000)
	4Q13*	1Q14	2Q14	3Q14	4Q14
Availabilities	2,024,162	1,563,226	1,279,568	1,463,425	1,157,254
Change in Availabilities(1)	-	(460,937)	(283,658)	183,857	(306,200)
Total Debt + Investor Obligations	3,183,208	2,967,050	2,687,851	2,848,249	2,597,554
Change in Total Debt + Inventor Obligations (2)	-	(216,158)	(279,199)	160,399	(250,695)
Other Investments	64,241	329,524	332,711	332,711	426,509
Change in Other Investments (3)	-	265,284	3,187	-	93,798
Cash Generation in the period (1) - (2) + (3)	-	20,505	(1,273)	23,488	38,293
Cash Generation Final	-	20,505	19,233	42,721	81,014
* The 4Q13 data refers only to the final balance of the period, in order to help the reconciliation of changes in 2014 balances.

Liquidity

At the end of December 2014, the Company’s Net Debt/Equity ratio reached 47.1%, slightly higher than the 44.3% in the previous quarter.

Excluding project finance, the Net Debt/Equity ratio was negative 19.0%.

26

The Company's consolidated gross debt reached R$2.6 billion at the end of 4Q14, compared to R$2.8 billion at the end of 3Q14 and R$3.1 billion in 4Q13. As previously announced, the Company has been using part of the proceeds from the Alphaville transaction to reduce its gross debt. In the 4Q14, the Company amortized R$362.6 million in debt, of which R$145.4 million was project finance and other R$217.2 million was corporate debt. Considering the 12M14, the amount amortized was R$1.6 billion in gross debt maturing in 2014. Throughout the year there were disbursements of R$ 822.0 million, R$692 million in project finance and R$130 million in corporate debt , thus allowing for a net amortization in the year of R$783.1 million. It is worth noting that at the end of 2013, after the settlement of the sale of the 70% stake in Alphaville, the Company also amortized in the same period (December 2013) R$423 million of its debt.

Table 36. Debt and Investor Obligations (R$000)
	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Debentures – FGTS (A)	891,650	950,914	-6.2%	961,416	-7.3%
Debentures – Working Capital (B)	297,449	450,336	-33.9%	459,802	-35.3%
Project Financing SFH – (C)	1,128,514	1,146,570	-1.6%	1,088,258	3.7%
Working Capital (D)	268,911	283,349	-5.1%	550,052	-51.1%
Total (A)+(B)+(C)+(D) = (E)	2,586,524	2,831,169	-8.6%	3,059,528	-15.5%
Investor Obligations (F)	11,030	17,080	-35.4%	123,679	-91.1%
Total Debt (E)+(F) = (G)	2,597,554	2,848,249	-8.8%	3,183,207	-18.4%
Cash and Availabilities (H)	1,157,254	1,463,425	-20.9%	2,024,163	-42.8%
Net Debt (G)-(H) = (I)	1,440,300	1,384,824	4.0%	1,159,044	24.3%
Equity + Minority Shareholders (J)	3,058,403	3,129,137	-2.3%	3,214,483	-4.9%
(Net Debt) / (Equity) (I)/(J) = (K)	47.1%	44.3%	284 bps	36.1%	1104 bps
(Net Debt – Proj Fin) / Equity (I)-	-19.0%	-23%	382 bps	-28%	875 bps
((A)+(C))/(J) = (L)

The Company ended the fourth quarter of 2014 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 69.9% of this volume relates to debt linked to the Company's projects.

Table 37. Debt Maturity (R$000)
			Until	Until	Until	Until	After
(R$000)	Average Cost (y.y.)	Total	Dec/15	Dec/16	Dec/17	Dec/18	Dec/18)
Debentures - FGTS (A)	TR + 9.25% - 9.8205%	891,650	342,538	349,556	199,556	-	-

Debentures – Working Capital	CDI + 1.90% - 1.95% /	297,449	161,849	26,222	45,134	64,244	-
(B)	IPCA + 7.96%
	TR + 8.30% - 11.00% /
Project Financing SFH (C)		1,128,514	398,687	408,890	232,382	88,555	-
	117.0% - 120.0% CDI
	CDI + 2.20% / 117.9%
Working Capital (D)		268,911	151,371	97,318	20,222	-	-
	CDI
Total (A)+(B)+(C)+(D) = (E)		2,586,524	1,054,445	881,986	497,294	152,799	-
Investor Obligations (F)	CDI + 0,59%	11,030	6,317	3,573	1,140	-	-
Total Debt (E)+(F) = (G)		2,597,554	1,060,762	885,559	498,434	152,799	-
% Total Maturity per period			41%	34%	19%	6%	-
Volume of maturity of Project finance as % of total debt
((A)+ (C))/ (G)			69.9%	85.6%	86.7%	58.0%	-
Volume of maturity of Corporate debt as % of total debt			30.1%	14.4%	13.3%	42.0%	-
((B)+(D) + (F))/ (G)
Ratio Corporate Debt / Mortgages		22% / 78%

27

Financial Results

Revenue

On a consolidated basis, net revenue in the 4Q14 totaled R$649.3 million, up 31.4% over the previous quarter and slightly down from the prior-year quarter. In the 12M14 total net revenue was R$2.1 billion.

In the 4Q14, the Gafisa segment represented 75.6% of consolidated revenues, while Tenda accounted for 24.4%. For the year, Gafisa accounted for 73.5% while Tenda accounted for 26.5% of consolidated revenues.

Gross Profit & Margin

Gross profit in 4Q14 was R$150.6 million, compared to R$128.9 million in 3Q14, and R$222.0 million in the previous year. Gross margin for the quarter reached 23.2%, down 830 bps over the previous year. Adjusted gross profit reached R$196.1 million, with a margin of 30.2%, compared to 36.4% in the 3Q14 and 37.9% in the previous year, which was, as explained above, the result of some non-recurring adjustments held in the last quarter of the year. In the 12M14 adjusted gross profit reached R$713.3 million with a gross margin of 33.2%, versus R$774.7 million and an adjusted gross margin of 31.2% recorded last year. Excluding these  adjustments, adjusted gross margin was 37.1% and 37.4% in the 4Q14 and 2014, respectively.

The gross margin has improved along the last two years as Gafisa and Tenda legacy projects are concluded, reducing their effect on the Company’s results. At the same time, projects launched in core markets and under the new Tenda business model, which are more profitable, had a larger contribution to the Company’s consolidated results over the past quarters.

Table 38. Gafisa Group – Gross Margin (R$000)

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Gross Profit	150,647	128,853	17%	221,999	-32%	541,752	617,445	-12%
Gross Margin	23.2%	26.1%	-290 bps	31.5%	-830 bps	25.2%	24.9%	30 bps
( - ) Financial Costs	(45,421)	(51,067)	-11%	(44,875)	1%	(171,590)	(157,211)	9%
Adjusted Gross Profit	196,068	179,920	9%	266,874	-27%	713,342	774,656	-8%
Adjusted Gross Margin	30.2%	36.4%	-621 bps	37.9%	-767 bps	33.2%	31.2%	200 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$90.3 million in 4Q14. down 30.6% y-o-y. Compared with 3Q14. there was a slight increase of 2.7%. For the year, selling, general and administrative expenses totaled R$359.9 million, 19.9% lower than in 2013.

Table 39. Gafisa Group – SG&A Expenses (R$000)

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Selling Expenses	37,142	37,024	0%	53,857	-31%	148,041	215,649	-31%
General & Admin Expenses	53,182	50,887	5%	76,264	-30%	211,906	234,023	-9%
Total SG&A Expenses	90,324	87,911	3%	130,121	-31%	359,947	449,672	-20%
Launches	241,549	510,428	-53%	767,534	-69%	1,636,311	1,424,117	15%
Net Pre-Sales	303,888	230,784	32%	618,083	-51%	1,207,013	1,451,603	-17%
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%

With the turnaround process coming to an end, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

It is worth noting that in 2014 certain non-recurring expenses were incurred. These were recorded in previous quarters, as advisory services to the Alphaville operation (R$4.4 million), and were also due to the Gafisa and Tenda separation process (R$10.7 million). Excluding these effects, general and administrative expenses totaled R$196.8 million in the 12M14, a decrease of 15.9% compared to the previous year.

28

The Other Operating Revenues/ Expenses line totaled an expense of R$48.7 million, down 78.4% compared to the 3Q14, and 15.3% compared to the previous year.

The table below contains more details on the breakdown of this expense.

Table 40. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Litigation expenses	(35,781)	(25,487)	40%	(31,014)	15%	(113,064)	(78,402)	44%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	(3,816)	-	-	-	-	(17,679)	-	-
Other	(9,127)	(1,827)	400%	(11,248)	-19%	(10,606)	(7,708)	38%
Total	(48,724)	(27,314)	78%	(42,262)	15%	(141,349)	(86,110)	64%

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$71.7 million in the 4Q14, considering the Alphaville equity income impact. Consolidated adjusted EBITDA margin, using the same criteria, was 11.1%, compared with a 19.7% margin reported in the previous year and 14.9% reported in 3Q14. In the 12M14. consolidated EBITDA was R$261.5 million, with a margin of 12.2%.

Table 41. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Net (Loss) Profit	8,045	(9,954)	-181%	921,284	-99%	(42,549)	867,444	-105%
(+) Financial Results	(10,096)	8,028	-226%	31,190	-132%	8,918	162,503	-95%
(+) Income taxes	(12,157)	9,163	-233%	(17,636)	-31%	15,275	2,812	443%
(+) Depreciation & Amortization	37,537	11,715	220%	24,441	54%	79,251	63,014	26%
(+) Capitalized interests	45,421	51,067	-11%	44,875	1%	171,590	157,211	9%
(+) Expenses with Stock Option Plan	2,613	3,172	-18%	3,704	-29%	30,189	17,419	73%
(+) Minority Shareholders	362	272	33%	(28,909)	-101%	(1,176)	235	-600%
(-) Sale of AUSA	-	-	-	(840,010)	-	-	(840,010)	-
Adjusted EBITDA	71,725	73,463	-2%	138,939	-48%	261,498	430,628	-39%
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Adjusted EBITDA Margin	11.0%	14.9%	-382 bps	19.7%	-867 bps	12.2%	17.4%	-520 bps

1) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

* In 4Q13. the result of the AUSA operation was discounted and reflects the equity participations in each period: 30% in 4Q14 and 3Q14; 100% in 4Q13.

Depreciation and Amortization

Depreciation and amortization in the 4Q14 reached R$37.5 million, an increase of 53.6%, compared to R$24.4 million recorded in the 4Q13. In the 12M14, this line totaled R$79.2 million, compared to R$63.0 million recorded a year ago. In 4Q14, due to the full incorporation of a subsidiary, there was a non-recurring impact of R$ 14.5 million related to goodwill amortization.

Financial Results

Net financial result was positive R$10.1 million in the 4Q14, a sharp improvement compared to a net financial result of negative R$31.2 million in 4Q13. The result compared with a net financial result of negative R$8.0 million in the 3Q14. Financial revenues totaled R$38.2 million, a 34.4% y-o-y increase due to the higher average interest rates in the period. Financial expenses reached R$28.1 million, compared to R$59.6 million in 4Q13, impacted by the decrease in the level of gross indebtness in the period. For the year, financial revenues were R$156.8 million and financial expenses were R$165.7 million, resulting in a negative net balance of R$8.9 million, compared to a net result of negative R$162.5 million in the same period last year.

29

Taxes

Income taxes, social contribution and deferred taxes for 4Q14 amounted to a credit of R$12.2 million. This related to a deferred income tax constitution of R$12.4 million, due to the Company’s new outlook of future profitability and taxable income for the coming years. In the year, expense with income tax and social contribution was R$15.3 million.

Net Income

Gafisa Group ended the 4Q14 with a net profit of R$8.0 million. Excluding the equity income from Alphaville, the Company recorded net loss of R$12.7 million in the quarter, compared to a net profit of R$42.1 million recorded in 4Q13. In the 12M14, net income was negative R$42.5 million, compared to a net loss of
R$27.4 million in the previous year.

Table 42. Consolidated – Net Income (R$000)

	4Q14	3Q14	Q/Q(%)	12M14	12M13	Y/Y(%)
Net Revenue	649,276	704,750	-8%	2,150,998	2,481,211	-13%
Gross Profit	150,647	221,999	-32%	541,752	617,445	-12%
Gross Margin	23.2%	31.5%	-830 bps	25.2%	24.9%	30 bps
Adjusted Gross Profit[1]	196,068	266,874	-27%	713,342	774,656	-8%
Adjusted Gross Margin[1]	30.2%	37.9%	-770 bps	33.2%	31.2%	200 bps
Adjusted EBITDA[2]	71,725	978,949	-94%	261,498	1,270,638	-80%
(-) AUSA Effect Result	-	(840,010)	-	-	(840,010)	-
Adjusted EBITDA[3] (ex- the sale of AUSA)	71,725	138,939	-48%	261,498	430,628	-39%
Adjusted EBITDA Margin	11.0%	19.7%	-867 bps	12.2%	17.4%	-520 bps
Net Income (ex- the sale of AUSA)	8,045	81,274	-90%	(42,549)	27,434	-255%
( - ) Alphaville Equity Income	(20,738)	(39,207)	-47%	(32,299)	(166,965)	-81%
Net Income (ex- AUSA Sale and Equity Income)	(12,693)	42,067	-130%	(74,848)	(139,531)	46%

1) Adjusted by capitalized interests;

2) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense;

3) Consolidated EBITDA includes the effect of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$396.4 million in the 4Q14. The consolidated margin for the quarter was 38.7%.

Table 43. Gafisa Group – Results to be recognized (REF) (R$000)

	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Revenues to be recognized	1,025,195	1,296,708	-21%	1,795,408	-43%
Costs to be recognized (units sold)	(628,751)	(807,735)	-22%	(1,181,273)	-47%
Results to be Recognized	396,444	488,973	-19%	614,135	-35%
Backlog Margin	38.7%	37.7%	96 bps	34.2%	446 bps

30

Alphaville net profit reached R$ 90 million in 4Q2014

São Paulo, February 27th, 2015 – Alphaville Urbanismo SA releases its results for the 4th quarter and full year 2014.

Financial Results

During 4Q14, net revenues were R$ 378 million, 6.2% above 4Q13 and 81% higher than the previous quarter. Net profit in the fourth quarter was R$ 90 million, 43% higher than the same period of 2013, and 311% above 3Q14.

	4Q14	4Q13		3Q14
		R$	∆	R$	∆
Net revenue	378	356	6.2%	209	81%
Net profit	90	63	43%	22	311.3%
Net margin	23.9%	17.7%		10.5%

  Alphaville ended the year of 2014 with consolidated net revenues reaching R$ 958 million, in line with the amount recorded in 2013. Net profit totaled was R$ 129 million, 26.6% below the result of last year.

	FY14	FY13	∆
Net revenue	958	959	0.0%
Net profit	129	176	-26.6%
Net margin	13.5%	18.4%

The lower net profit in 2014, when compared to 2013, is a result of:

-         lower inflation rate on receivables (IGPM);

-         non-recurring expenses associated to the spin-off of the back office from Gafisa;

-         higher financial expenses associated with increased leverage and interest rates indices.

Due to the mismatch in the closing schedule and auditing process of the Companies’ financial statements, the equity income recorded in Gafisa’s result was recognized based on AUSA’s preliminary balance sheet and, therefore, the investment balance does not reflect the 30% stake in the shareholder’s equity. Considering AUSA’s final report, a positive adjustment of R$6.4 million in 1T15 will be recognized.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

31

OUTLOOK

On October 20, 2014, the Company disclosed, in a Material Fact, a revision to its 2014 launch guidance ("Guidance") for the Gafisa segment, due to ongoing uncertainties in the current economic environment. This change in the projected volume of launches also affected guidance for the ratio of Administrative Expenses to Launch Volumes for the Gafisa segment, as well as projected consolidated launches.

Launches in 2014 totaled R$1.636 million, representing 88.4% of the midpoint of full year guidance. Gafisa segment accounted for 62.5% of launches, reaching R$1.023 million and being slightly below the guidance, and Tenda represented the remaining 37.5% with R$613.3 million, in line with the projections presented.

Launch Guidance (2014)

Table 44. Guidance – Launches (2014)

	Guidance (2014)	Revision	Actual Figures 12M14	12M14Y / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bn	R$1.7 – R$2.0 bn	1,636.3 million	88%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bn	R$1.1 – R$1.2 bn	1,023.0 million	89%
Tenda Launches	R$600– R$800 mn	R$600– R$800 mn	613.3 million	88%

With the completion of the sale of the Alphaville stake in 2013, the Company began 2014 in a comfortable liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio remained stable throughout the year in 2014 and ended in 47.1%. Given this scenario, and considering the Company's business plan for the coming years, the Company expects consolidated leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 45. Guidance – Leverage (2014)

	Guidance (2014)	Revision	Actual Figures 12M14	12M14Y / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	55% - 65% Net Debt / Equity	47.1%	OK

Also on October 20, the Company withdrew its guidance for 2014 of Administrative Expenses to Launch Volumes for Gafisa. With the reduction in launch guidance for 2014, the Company was unable to meet this projection.

Table 46. Guidance – Administrative Expenses/Launches Volume (2014)

	Guidance (2014E)	Revision
Gafisa	7.5%	Not applicable
Tenda	Not applicable	Not applicable

For 2015, due to the deterioration of the economic environment over the past few months, the Company, in a prudent and transparent manner, opted for withdrawing that guidance, waiting for further accommodation of the country’s economic scenario.

Table 47. Guidance – Administrative Expenses/Launches Volume (2015E)

	Guidance (2015E)	Revision
Gafisa	7.5%	Not applicable
Tenda	7.0%	Not applicable

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three-year period this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 48. Guidance – Return on Capital Employed (3 years)

	Guidance (3 years)	Revision
Gafisa	14% - 16%	14% - 16%
Tenda	14% - 16%	14% - 16%

32

FINANCIAL STATEMENTS GAFISA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Operating Costs	(389,833)	(258,533)	51%	(315,424)	24%	(1,164,998)	(1,111,550)	5%
Gross Profit	101,114	106,723	-5%	174,429	-42%	415,862	552,201	-25%
Gross Margin	20,6%	29,2%	-860 bps	35,6%	-1500 bps	26,3%	33,2%	-690 bps
Operating Expenses	(83,658)	(68,801)	23%	231,351	-137%	(324,211)	(35,623)	812%
Selling Expenses	(25,930)	(21,713)	19%	(36,927)	-30%	(95,063)	(138,093)	-31%
General and Administrative Expenses	(28,947)	(32,031)	-10%	(46,134)	-37%	(124,833)	(136,720)	-9%
Other Operating Revenues/Expenses	(23,194)	(15,579)	49%	(33,065)	-30%	(79,113)	(61,291)	29%
Depreciation and Amortization	(33,346)	(7,744)	331%	(21,160)	58%	(63,607)	(51,488)	24%
Equity income	27,759	8,266	236%	(7,216)	-485%	38,405	(23,884)	-261%
Result of investment revaluated by fair value	-	-	-	375,853	-	-	375,853	-100%
Operational Result	17,456	37,922	-54%	405,780	-96%	91,651	516,578	-82%
Financial Income	22,218	20,583	8%	16,488	35%	98,121	43,548	125%
Financial Expenses	(13,153)	(33,669)	-61%	(45,404)	-71%	(114,371)	(202,239)	-43%
Net Income Before Taxes on Income	26,521	24,836	7%	376,864	-93%	75,401	357,887	-79%
Deferred Taxes	(1,315)	(1)	131400%	22,331	-106%	(1,699)	22,012	-108%
Income Tax and Social Contribution	12,387	(8,788)	-241%	(7,719)	-260%	(7,248)	(16,173)	-55%
Net Income After Taxes on Income	37,593	16,047	134%	391,476	-90%	66,454	363,726	-82%
Profit from Operations Available for Sale	-	-	-	488,251	-100%	-	616,009	-100%
Minority Shareholders	774	781	-1%	(29,100)	-103%	(434)	(6,070)	-93%
Net Result	36,819	15,266	141%	908,827	-96%	66,888	985,805	-93%

33

FINANCIAL STATEMENTS TENDA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Operating Costs	(108,796)	(106,805)	2%	(167,327)	-35%	(444,248)	(752,216)	-41%
Gross Profit	49,533	22,130	124%	47,570	4%	125,890	65,244	93%
Gross Margin	31,3%	17,2%	1412 bps	22,1%	915 bps	22,1%	8,0%	1410 bps
Operating Expenses	(80,835)	(52,543)	52%	(50,786)	57%	(237,073)	(179,950)	31%
Selling Expenses	(11,212)	(15,311)	-27%	(16,930)	-34%	(52,978)	(77,556)	-32%
General and Administrative Expenses	(24,235)	(18,856)	29%	(30,130)	-20%	(87,073)	(97,303)	-11%
Other Operating Revenues/Expenses	(25,530)	(11,735)	118%	(9,197)	178%	(62,236)	(24,819)	151%
Depreciation and Amortization	(4,191)	(3,971)	6%	(3,281)	28%	(15,644)	(11,526)	36%
Equity pickup	(15,667)	(2,670)	487%	8,752	-279%	(19,142)	31,254	-161%
Operational Result	(31,302)	(30,413)	3%	(3,216)	873%	(111,183)	(114,706)	-3%
Financial Income	15,942	15,890	0%	11,909	34%	58,673	37,535	56%
Financial Expenses	(14,911)	(10,832)	38%	(14,183)	5%	(51,341)	(41,347)	24%
Net Income Before Taxes on Income	(30,271)	(25,355)	19%	(5,490)	451%	(103,851)	(118,518)	-12%
Deferred Taxes	1,851	860	115%	5,338	-65%	1,699	(1,134)	-250%
Income Tax and Social Contribution	(766)	(1,234)	-38%	(2,314)	-67%	(8,027)	(7,517)	7%
Net Income After Taxes on Income	(29,186)	(25,729)	13%	(2,466)	1084%	(110,179)	(127,169)	-13%
Profit from Operations Available for Sale	-	-	-	15,113	-	-	15,113	-
Minority Shareholders	(412)	(509)	-19%	190	-317%	(742)	6,305	-112%
Net Result	(28,774)	(25,220)	14%	12,457	-331%	(109,437)	(118,361)	-8%

34

CONSOLIDATED FINANCIAL STATEMENTS

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Operating Costs	(498,629)	(365,338)	36%	(482,751)	3%	(1,609,246)	(1,863,766)	-14%
Gross Profit	150,647	128,853	17%	221,999	-32%	541,752	617,445	-12%
Gross Margin	23,2%	26,1%	-290 bps	31,5%	-830 bps	25,2%	24,9%	30 bps
Operating Expenses	(164,493)	(121,344)	36%	180,565	-191%	(561,284)	(215,573)	160%
Selling Expenses	(37,142)	(37,024)	0%	(53,857)	-31%	(148,041)	(215,649)	-31%
General and Administrative Expenses	(53,182)	(50,887)	5%	(76,264)	-30%	(211,906)	(234,023)	-9%
Other Operating Revenues/Expenses	(48,724)	(27,314)	78%	(42,262)	15%	(141,349)	(86,110)	64%
Depreciation and Amortization	(37,537)	(11,715)	220%	(24,441)	54%	(79,251)	(63,014)	26%
Equity pickup	12,092	5,596	116%	1,536	687%	19,263	7,370	161%
Result of investment revaluated by fair value	-	-	-	375,853	-	-	375,853	-100%
Operational Result	(13,846)	7,509	-284%	402,564	-103%	(19,532)	401,872	-105%
Financial Income	38,160	36,473	5%	28,397	34%	156,794	81,083	93%
Financial Expenses	(28,064)	(44,501)	-37%	(59,587)	-53%	(165,712)	(243,586)	-32%
Net Income Before Taxes on Income	(3,750)	(519)	623%	371,374	-101%	(28,450)	239,369	-112%
Deferred Taxes	536	859	-38%	27,669	-98%	-	20,878	-100%
Income Tax and Social Contribution	11,621	(10,022)	-216%	(10,033)	-216%	(15,275)	(23,690)	-36%
Net Income After Taxes on Income	8,407	(9,682)	-187%	389,010	-98%	(43,725)	236,557	-118%
Net Income from Discontinued Operations	-	-	0%	503,364	-100%	-	631,122	-100%
Minority Shareholders	362	272	33%	(28,910)	-101%	(1,176)	235	-600%
Net Result	8,045	(9,954)	-181%	921,284	-99%	(42,549)	867,444	-105%

35

BALANCE SHEET GAFISA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	662,682	903,901	-27%	1,381,509	-52%
Receivables from clients	1,126,045	1,212,289	-7%	1,375,087	-18%
Properties for sale	1,144,604	1,298,367	-12%	959,199	19%
Other accounts receivable	179,103	191,596	-7%	207,423	-14%
Deferred selling expenses	9,711	13,517	-28%	27,123	0%
Land for sale	6,074	8,175	-26%	7,065	-14%
Financial Instruments	-	-	-	1,106	-100%
	3,128,219	3,627,845	-14%	3,958,512	-21%
Long-term Assets
Receivables from clients	358,721	332,124	8%	287,484	25%
Properties for sale	590,030	451,383	31%	461,160	28%
Financial Instruments	-	-	0%	(922)	-100%
Other	157,644	198,545	-21%	210,247	-25%
	1,106,395	982,052	13%	957,969	15%
Intangible	62,687	63,755	-2%	61,966	1%
Investments	1,912,233	1,898,323	1%	2,121,564	-10%

Total Assets	6,209,534	6,571,975	-6%	7,100,011	-13%

Current Liabilities
Loans and financing	530,851	440,892	20%	470,453	13%
Debentures	314,770	281,104	12%	354,271	-11%
Obligations for purchase of land and clients	279,987	348,970	-20%	338,044	-17%
Materials and service suppliers	71,670	62,865	14%	62,972	14%
Taxes and contributions	68,911	57,399	20%	146,962	-53%
Investor Obligations	9,935	9,935	0%	112,886	-91%
Other	339,413	352,048	-4%	520,209	-35%
	1,615,537	1,553,213	4%	2,005,797	-19%
Long-term Liabilities
Loans and financings	817,641	932,132	-12%	938,697	-13%
Debentures	484,712	710,811	-32%	657,386	-26%
Obligations for purchase of land and clients	80,069	55,072	45%	71,584	12%
Deferred taxes	26,809	44,515	-40%	47,022	-43%
Provision for contingencies	60,718	60,718	0%	67,480	-10%
Investor Obligations	7,145	7,145	0%	10,793	-34%
Other	59,445	80,129	-26%	87,658	-32%
	1,536,539	1,890,522	-19%	1,880,620	-18%
Shareholders' Equity
Shareholders' Equity	3,055,344	3,106,915	-2%	3,190,723	-4%
Minority Shareholders	2,114	21,325	-90%	22,871	-91%
	3,057,458	3,128,240	-2%	3,213,594	-5%
Total Liabilities and Shareholders' Equity	6,209,534	6,571,975	-6%	7,100,011	-13%

36

BALANCE SHEET TENDA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	494,572	559,524	-12%	642,654	-23%
Receivables from clients	314,453	363,633	-14%	534,789	-41%
Properties for sale	551,213	570,304	-3%	482,820	14%
Other accounts receivable	114,352	131,971	-13%	113,118	1%
Land for sale	104,489	73,996	41%	107,782	-3%
	1,579,079	1,699,428	-7%	1,881,163	-16%
Long-term Assets
Receivables from clients	26,100	23,168	13%	26,307	-1%
Properties for sale	226,495	181,754	25%	191,235	18%
Other	76,629	89,770	-15%	79,751	-4%
	329,224	294,692	12%	297,293	11%
Intangible	37,431	39,596	-5%	37,678	-1%
Investments	179,455	203,766	-12%	225,702	-20%

Total Assets	2,125,189	2,237,482	-5%	2,441,836	-13%

Current Liabilities
Loans and financing	19,207	33,469	-43%	119,934	-84%
Debentures	189,617	109,335	73%	209,561	-10%
Obligations for purchase of land and clients	210,618	143,323	47%	70,330	199%
Materials and service suppliers	23,461	20,602	14%	16,370	43%
Taxes and contributions	71,251	79,485	-10%	106,362	-33%
Other	157,581	314,136	-50%	314,436	-50%
Long-term Liabilities	671,735	700,350	-4%	836,993	-20%

Loans and financings	29,726	23,426	27%	109,227	-73%
Debentures	200,000	300,000	-33%	200,000	0%
Obligations for purchase of land and clients	21,068	21,087	0%	8,391	151%
Deferred taxes	7,931	9,783	-19%	9,631	-18%
Provision for contingencies	69,734	65,062	7%	58,328	20%
Other	42,649	68,629	-38%	66,686	-36%
	371,108	487,987	-24%	452,263	-18%
Shareholders' Equity
Shareholders' Equity	1,058,477	1,024,864	3%	1,127,969	-6%
Minority Shareholders	23,869	24,281	-2%	24,611	-3%
	1,082,346	1,049,145	3%	1,152,580	-6%
Total Liabilities and Shareholders' Equity	2,125,189	2,237,482	-5%	2,441,836	-13%

37

CONSOLIDATED BALANCE SHEETS

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	1,157,254	1,463,425	-21%	2,024,163	-43%
Receivables from clients	1,440,498	1,575,922	-9%	1,909,877	-25%
Properties for sale	1,695,817	1,868,671	-9%	1,442,019	17,6%
Other accounts receivable	271,319	184,842	47%	153,813	76%
Prepaid expenses and others	15,441	20,015	-23%	35,188	-56%
Land for sale	110,563	82,171	35%	114,847	-4%
	4,690,892	5,195,046	-10%	5,679,907	-17%
Long-term Assets
Receivables from clients	384,821	355,292	8%	313,791	23%
Properties for sale	816,525	633,137	29%	652,395	25%
Other	219,308	273,351	-20%	274,136	-20%
	1,420,654	1,261,780	13%	1,240,322	15%
Intangible	125,594	146,431	-14%	142,725	-12%
Investments	968,711	975,597	-1%	1,120,076	-14%

Total Assets	7,205,851	7,578,854	-5%	8,183,030	-12%

Current Liabilities
Loans and financing	550,058	474,361	16%	590,386	-7%
Debentures	504,387	390,439	29%	563,832	-11%
Obligations for purchase of land and clients	490,605	492,293	0%	408,374	20%
Materials and service suppliers	95,131	83,467	14%	79,342	20%
Taxes and contributions	114,424	108,722	5%	216,625	-47%
Investor Obligations	6,317	9,935	-36%	112,886	-94%
Other	509,945	562,118	-9%	711,578	-28%
	2,270,867	2,121,335	7%	2,683,023	-15%
Long-term Liabilities
Loans and financings	847,367	955,558	-11%	1,047,924	-19%
Debentures	684,712	1,010,811	-32%	857,386	-20%
Obligations for purchase of land and clients	101,137	76,159	33%	79,975	26%
Deferred taxes	34,740	54,299	-36%	56,652	-39%
Provision for contingencies	83,479	125,780	-34%	125,809	-34%
Investor Obligations	4,713	7,145	-34%	10,794	-56%
Other	120,433	98,630	22%	106,984	13%
	1,876,581	2,328,382	-19%	2,285,524	-18%
Shareholders' Equity
Shareholders' Equity	3,055,345	3,106,916	-2%	3,190,724	-4%
Minority Shareholders	3,058	22,221	-86%	23,759	-87%
	3,058,403	3,129,137	-2%	3,214,483	-5%
Liabilities and Shareholders' Equity	7,205,851	7,578,854	-5%	8,183,030	-12%

38

CASH FLOW

	4Q14	4Q13	12M14	12M13
Income Before Taxes on Income	(3,750)	371,372	(28,450)	239,367
Expenses (income) not affecting working capital	112,586	(378,284)	305,056	(192,506)
Depreciation and amortization	19,933	24,441	61,647	63,014
Impairment allowance	3,595	3,631	(6,089)	2,829
Writeff goodwill controlled company	17,604	962	17,604	962
Expense on stock option plan	6,429	3,704	34,006	17,419
Penalty fee over delayed projects	(1,545)	(20,302)	(6,867)	(21,719)
Unrealized interest and charges. net	21,941	(20,427)	69,355	28,477
Equity pickup	(12,092)	(1,536)	(19,263)	(7,370)
Revaluation Alphaville	-	(375,853)	-	(375,853)
Disposal of fixed asset	1,972	3,610	8,808	23,708
Warranty provision	6,181	(20,304)	(839)	(20,928)
Provision for contingencies	35,781	11,915	113,064	59,303
Profit sharing provision	8,855	33,416	35,006	59,651
Allowance (reversal) for doubtful debts	(4,954)	(21,371)	(14,616)	(27,102)
Writeoff Investments	5,748	-	5,748	-
Profit / Loss from financial instruments	3,138	(170)	7,492	5,103
Clients	98,738	208,874	391,625	260,557
Properties for sale	(52,470)	45,679	(462,417)	(189,968)
Other receivables	(22,413)	66,052	(11,574)	24,659
Deferred selling expenses and pre-paid expenses	4,573	6,977	19,743	26,497
Obligations on land purchases	23,289	(64,902)	103,392	(19,812)
Taxes and contributions	5,703	(18,098)	(26,088)	(31,158)
Accounts payable	11,664	(19,622)	15,789	(8,314)
Salaries. payroll charges and bonus provision	(23,143)	(10,608)	(66,166)	(47,517)
Other accounts payable	(71,819)	58,395	(51,843)	217,684
Current account operations	(33,694)	(3,171)	(37,732)	37,772
Paid taxes	(6,434)	(11,039)	(109,442)	(19,609)
Cash used in operating activities	42,830	251,624	41,893	297,651
Investments
Purchase of property and equipment	(36,276)	(20,643)	(88,532)	(80,993)
Redemption of securities. restricted securities and loans	3,229,662	(26,962)	5,617,231	3,681,342
Investments in marketable securities. restricted securities	(2,975,363)	(1,275,027)	(4,855,621)	(4,674,281)
Investments increase	40,560	(83,185)	29,026	(102,639)
Dividends receivables	(8,462)	327,431	49,849	342,176
Acquisition remaining portion from 20% in AUSA	-	-	-	(366,662)
Sale value of AUSA stake	-	1,254,521	-	1,254,521
Cash used in investing activities	250,121	176,135	751,953	53,464
Financing
Capital increase	-	2	-	4,868
Contributions from venture partners	(6,050)	(6,068)	(112,650)	(112,743)
Increase in loans and financing	155,431	546,156	822,123	1,783,183
Repayment of loans and financing	(422,011)	(976,155)	(1,363,855)	(2,134,555)
Stock repurchase	(61,704)	(31,369)	(115,265)	(71,339)
Dividend payments	(32,913)	-	(150,042)	-
Proceeds from subscription of redeemable equity interest	12,434	-	12,434	(5,089)
Mutual Operations	9,990	(19,758)	1,191	(32,449)
Sale of treasury shares	-	-	17,583	-
Result of sale of treasury shares	-	-	(10,664)	-
Net cash provided by financing activities	(344,823)	(487,191)	(899,145)	(568,123)
Net increase (decrease) in cash and cash equivalents	(51,872)	(59,432)	(105,299)	(217,008)
At the beginning of the period	161,767	274,625	215,194	432,201
At the end of the period	109,895	215,193	109,895	215,193
Net increase (decrease) in cash and cash equivalents	(51,872)	(59,432)	(105,299)	(217,008)

39

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues. we recognize revenues and expenses over a multiyear period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues. we recognize revenues and expenses over a multiyear period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions. or lots. with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP. real estate development revenues. costs and related expenses are recognized using the percentage-of completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period. including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector. either to final customers or developers. at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system. we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago. we have completed and sold more than 1.100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders. Gafisa is also one of the most respected and best-known brands in the real estate market. recognized for its quality and consistency among potential homebuyers. brokers. lenders. landowners. competitors and investors. Our pre-eminent brands include Tenda. serving the affordable/entry-level housing segment. and we hold a 30% stake in Alphaville. one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 2, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer